Exhibit 99.2

YYFORCE 2030 INVESTOR STRATEGY Human + AI + Robotics One Workforce Ecosystem Forging Forward Together Strategic vision • 2026 – 2030

I M P O R T A N T N O T I C E 2 YYFORCE 2030 | NASDAQ: YFOR FORGING FORWARD TOGETHER Forward - Looking Statements This presentation is for informational purposes and contains forward - looking statements. This presentation contains forward - looking statements regarding YYForce Inc. (the “Company,” “we,” “our,” “ours,” “us,” or “YYForce”)’s strategic vision, potential products, business models, markets, partnerships, deployments, recurring revenue opportunities and anticipated development through 2030 within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward - looking statements are based on current expectations and assumptions and involve risks and uncertainties. . You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Actual results may differ materially. References to potential applications, target markets, revenue models and future capabilities do not mean that such products or capabilities are currently commercialized, contracted or available. Third - party market forecasts are estimates and are not guarantees of future market size or YYForce performance. Illustrative financial architecture, target - state revenue mix, roadmap items and KPI frameworks in this deck are conceptual and are not company guidance, forecasts or commitments unless separately adopted and publicly disclosed by YYForce. Forward - looking statements speak only as of the date of this presentation and are subject to risks and uncertainties. Forward - looking statements involve inherent risks and uncertainties, and the forward - looking events discussed in this press release may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about the Company and a number of factors. These factors include, but are not limited to, the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations, including the introduction of new products and services, expected changes in the Company’s revenues, costs and expenditures, anticipated customer growth, and demand for and market acceptance of the Company’s products and services; and industry, market and regulatory conditions, including competition, government policies and regulations affecting the Company’s industry, and other factors that may affect the Company’s financial condition, liquidity and results of operations. For a more detailed discussion of risk factors, please refer to the Company’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of the Company’s most recent annual report on Form 20 - F, as amended. Selected external sources International Federation of Robotics — World Robotics 2025 | Grand View Research — Humanoid Robot Market, June 2026

INVESTMENT THESIS

From workforce provider to workforce orchestrator

A four-layer platform designed to coordinate people, AI, robotics and physical facilities.

1 HUMAN WORKFORCE

YY Circle + Yolara AI

On-demand staffing, matching, deployment and workforce management.

2 AI INTELLIGENCE

Matching + scheduling + operational intelligence

A decision layer across labor and facilities.

3 ROBOTIC WORKFORCE

Humanoids + specialized robots

Leasing / Robotics-as-a-Service to lower customer upfront capex.

4 SMART FACILITIES

24iFM + IoT + sensors + smart cameras

One operating environment for people, machines and spaces.

Strategic objective: shift the revenue mix toward recurring, technology-enabled and asset-light, orchestrated services.

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WHY NOW

Four structural shifts are converging

The opportunity is not one market; it is the intersection of labor, automation and facilities.

199K	31%	74%	US$40.5B
Professional service robots	**RaaS fleet growth**	**Asia share**	**Humanoid forecast**
Units sold in 2024; +9% YoY	2024; flexible rental/subscription models	Of new industrial robot deployments in 2024	2033 third-party market forecast

- Labor shortages are pushing service operators toward automation and flexible staffing.
- Robotics economics are moving from ownership toward subscription and rental.
- AI makes matching, scheduling and real-time operational decisions increasingly practical.
- Smart-building data creates a control layer that can coordinate human and robotic resources.

Sources: International Federation of Robotics, World Robotics 2025; Grand View Research, Humanoid Robot Market, June 2026. Third-party forecasts are not guarantees.

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CUSTOMER PROBLEM

Service operations remain fragmented

Operators often procure manpower, robots, software and facility systems separately.

TODAY

Multiple vendors

Disconnected workflows

Manual deployment decisions
High labor variability

Separate robot procurement

Limited real-time visibility

→

YYFORCE 2030 TARGET STATE

One commercial relationship for outcomes

Human staffing + AI-assisted orchestration + robotic capacity + 24iFM visibility

Deploy the right resource for the right task at the right time.

The value proposition moves from “supplying manpower” to “delivering operational capacity.”

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PLATFORM ARCHITECTURE

One ecosystem, four connected layers

Each layer can generate revenue independently; integration can increase revenue per customer and improve retention.

CUSTOMER EXPERIENCE	Hotels • Healthcare • Logistics • Retail • Properties
24iFM CONTROL LAYER	Work orders • IoT • Sensors • Cameras • Dashboards
ORCHESTRATION LAYER	Yolara AI • Matching • Scheduling • Resource allocation
EXECUTION LAYER	YY Circle human workforce • Humanoids • Service robots

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GO-TO-MARKET

Where workforce demand meets automation

YYForce is targeting service-intensive industries where its workforce, technology and robotics capabilities can be deployed together.

HOSPITALITY

Staffing • Cleaning • Delivery • Guest services

Integrated workforce and automation solutions supporting hotel operations.

HEALTHCARE

Facilities • internal logistics • cleaning support

Technology-enabled operational support for healthcare environments.

LOGISTICS

Flexible labor • AMRs • material movement

Human and robotic capacity supporting warehouse and logistics operations.

RETAIL

Frontline staffing • cleaning • delivery • monitoring

Integrated workforce solutions across customer-facing and operational functions.

PROPERTIES

IFM • security support • cleaning • smart-building operations

Connected facility services combining people, technology and automation.

Growth model: address operational needs → demonstrate measurable value → expand adoption across the YYForce ecosystem.

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BUSINESS MODEL

Five revenue engines can compound across a single customer account

The strategic goal is to increase recurring revenue and revenue per customer over time.

1
STAFFING
Service / placement / workforce fees

2
IFM
Multi-year service contracts

3
24iFM
Software / platform / service subscriptions

4
RaaS
Robot leasing + deployment + maintenance

5
MARKETPLACE & DATA
Service transactions + future value-added modules

Illustrative customer expansion path: Staffing → IFM → 24iFM → RaaS → integrated outcome-based contract

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ROBOTICS-AS-A-SERVICE

Turn automation into recurring operational capacity

YYForce can focus on integration, deployment and utilization rather than manufacturing robots.

CUSTOMER

- Avoid large upfront robot purchases
- Scale capacity with demand
- Single operating partner
- Service-level accountability

YYFORCE

- Source / partner with OEMs
- Integrate into workflows
- Lease robots / offer subscriptions to customers
- Maintain and monitor utilization

ECONOMIC LOGIC

- Recurring monthly revenue
- Higher account wallet share
- Potential multi-year contracts
- Data to improve future deployments

IFR reported the professional-service-robot RaaS fleet grew 31% in 2024; transportation/logistics RaaS grew 42%.

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24IFM

The control plane for physical operations

A centralized view can connect work orders, people, robots and building signals.

24iFM COMMAND CENTER

- IoT / sensor alerts
- Smart-camera events
- Work-order intake
- Human workforce availability
- Robot availability & status
- Task assignment & completion tracking
- Multi-site dashboards
- SLA / response-time monitoring
- Operational analytics
- Escalation workflows
- Customer reporting
- Future AI-assisted orchestration

STRATEGIC ROLE

24iFM can become the integration layer that makes YYForce more than a staffing or robotics reseller.

The more operations flow through the platform, the more valuable the ecosystem can become.

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COMPOUNDING ADVANTAGE

A data-and-deployment flywheel

The moat is not the robot alone; it is the operating system around the robot.


MORE WORKERS + ROBOTS
MORE 24iFM ACTIVITY
MORE OPERATING DATA
BETTER ALLOCATION
BETTER OUTCOMES
MORE CUSTOMERS

Higher retention • Higher wallet share • Better utilization

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ROADMAP

2026–2030: prove, integrate, scale

Stage-gated execution reduces the risk of overbuilding ahead of customer demand.

2026

FOUNDATION

Strengthen core staffing + IFM
24iFM commercialization
Select robotics partners

2027

PILOT

Deploy priority service robots
Launch RaaS pilots
Integrate work orders + telemetry

2028

EXPAND

Multi-site rollouts
Cross-sell 24iFM + RaaS
Add AI orchestration modules

2029

SCALE

Regional replication
Broader robot portfolio
Outcome-based contracts

2030

ORCHESTRATE

Human + AI + Robotics
Unified control layer
Future Workforce Solutions at scale

Progress will be demonstrated through commercial deployments, customer adoption, and measurable operating milestones.

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INVESTOR KPI FRAMEWORK

Measuring progress toward an integrated workforce ecosystem

YYForce intends to track operating metrics that demonstrate adoption, utilization and recurring revenue growth.

CORE

Revenue
Gross margin
Contract backlog / visibility

PLATFORM

24iFM sites onboarded
Active users / work orders
Subscription / recurring revenue

WORKFORCE

Active workers
Fill rate
Customer retention
Revenue per customer

ROBOTICS

Robots deployed
Utilization
RaaS ARR
Payback / contribution margin

INTEGRATION

Cross-sell rate
Customers using 2+ modules
Tasks orchestrated
SLA improvement

These KPIs are intended to provide greater visibility into the evolution of YYForce's business model over time.

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FINANCIAL ARCHITECTURE

Strategic evolution of the revenue mix

Illustrative framework only — not company guidance or a forecast.


2026 BASE
2030 TARGET MIX
Staffing / services
IFM contracts
24iFM recurring
RaaS recurring
Other ecosystem

Strategic direction

Increase the contribution of recurring, software-enabled and robotics-enabled revenue while expanding customer lifetime value.

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MARKET OPPORTUNITY

Addressing the convergence of workforce, facilities and automation

YYForce's opportunity lies where workforce, facility operations and automation increasingly intersect.

TAM — CONVERGENCE

Global facility operations
Flexible workforce
Professional service robotics
Smart-building / automation software

Large, overlapping markets — not additive.

SAM — YYFORCE FIT

Hospitality
Healthcare facilities
Logistics / warehouses
Retail
Commercial & residential properties

Where labor + facilities + robotics intersect.

SOM — EXECUTION

Initial focus: Singapore and existing customer relationships

Expansion across verticals, sites and geographies following demonstrated unit economics and repeatability.

Reference point: Grand View Research forecasts the humanoid robot market from US$4.2B in 2026 to US$40.5B in 2033 (38.2% CAGR). This is one component of the broader opportunity.

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REGIONAL STRATEGY

Singapore as a proving ground; Asia as the expansion canvas

A dense, service-intensive market can be used to demonstrate integrated operations before replication.

74%
Asia share of industrial robot installations
2024 IFR data

APAC
Fastest-growing region for humanoid robotics
Grand View Research forecast, 2026–2033

5
Priority verticals
Hospitality • healthcare • logistics • retail • properties

- Workflow and economic validation in Singapore
- Standardized deployment playbooks by vertical
- Expansion into adjacent Southeast Asian markets
- Disciplined scaling based on service quality, regulatory compliance and unit economics.

Sources: IFR World Robotics 2025; Grand View Research Humanoid Robot Market, June 2026.

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COMPETITIVE DIFFERENTIATION

Build the orchestration layer, not a hardware dependency

Robots can become commoditized; customer integration and operational data are harder to replicate.

CUSTOMER ACCESS

Existing workforce / IFM relationships can provide deployment entry points.

OPERATING KNOW-HOW

Real-world service delivery creates workflow knowledge that pure software vendors may lack.

CONTROL LAYER

24iFM can connect tasks, facilities, people and machines.

MULTI-RESOURCE MODEL

YYForce can choose human, robotic or hybrid execution by task.

DATA LOOP

Utilization and outcome data can improve allocation and customer economics.

Competitive advantage: relationships + deployment + workflow integration + data — not ownership of a particular robot brand.

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EXECUTION RISKS

Disciplined execution will be critical to realizing the 2030 strategy

Successful execution will depend on technology maturity, customer adoption, integration and disciplined capital deployment.

TECHNOLOGY

Humanoids remain early-stage; reliability and cost may evolve more slowly than forecast.

CAPITAL

Leasing fleets can consume capital if utilization and payback are weak.

INTEGRATION

Multiple robot OEMs, sensors and customer systems create technical complexity.

ADOPTION

Customers may require pilots, proof of ROI and workforce change management.

REGULATION & DATA

Safety, privacy, cybersecurity and sector-specific rules must be managed.

FOCUS

Focused execution across priority products and verticals will support effective scaling.

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CAPITAL ALLOCATION

Disciplined investment to support scalable growth

Capital allocation will prioritize scalable technology, customer deployment capabilities, and selective robotics investment.

PRIORITY 1 — SOFTWARE

24iFM integration
Yolara AI capabilities
Data infrastructure
Cybersecurity

Scalable technology and proprietary capabilities

PRIORITY 2 — DEPLOYMENT

Pilot engineering
Customer integration
Training / support
Robotics partnerships

Repeatable deployment models across customers and verticals

PRIORITY 3 — FLEET

Selective capital deployment
Leasing / partner-led structures
Utilization thresholds for fleet expansion

Fleet expansion based on demonstrated utilization and attractive unit economics.

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12–24 MONTH PROOF POINTS

Near-term milestones toward the 2030 vision

Near-term milestones are expected to demonstrate commercial adoption across each layer of the YYForce ecosystem.

24iFM	Named commercial deployments, active properties and measurable operating usage.
Robotics	First contracted pilots in cleaning, delivery, logistics or security-support use cases.
RaaS	Disclosed leasing economics, utilization and customer renewal / expansion evidence.
Cross-sell	Customers adopting multiple YYForce solution layers.
AI	Practical workforce or facility workflows powered by Yolara AI, with measurable efficiency outcomes.
Partnerships	Credible robot OEM, IoT and technology relationships that accelerate deployment without overextending capital.

Progress toward 2030 will be demonstrated through measurable commercial and operating milestones.

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THE FUTURE WORKFORCE COMPANY Human + AI + Robotics One Workforce Ecosystem From supplying labor to orchestrating operational capacity. FORGING FORWARD TOGETHER NASDAQ: YFOR